CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PL
55 BASIN
LONDO

MAI
NEUE MAIN
60311 FRAN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

RECD S.E.C.
SEP 19 2002
1086

September 19, 2002

File No. 82-2337

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Disclosure Materials Provided on Behalf of I.E.M. S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's consolidated quarterly report for the second quarter of 2002.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Mitchell Raab

Mitchell Raab

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

dlw 9/23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

Quarter: 2 Year: 2002

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	723,647	100	723,673	100
2	**CURRENT ASSETS**	447,694	62	435,188	60
3	CASH AND SHORT-TERM INVESTMENTS	114,808	16	105,430	15
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	142,003	20	196,793	27
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	7,164	1	9,227	1
6	INVENTORIES	183,719	25	123,738	17
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	271,534	38	281,979	39
13	PROPERTY	363,906	50	361,657	50
14	MACHINERY AND INDUSTRIAL	358,310	50	338,994	47
15	OTHER EQUIPMENT	33,385	5	38,508	5
16	ACCUMULATED DEPRECIATION	525,007	73	496,894	69
17	CONSTRUCTION IN PROGRESS	40,940	6	39,714	5
18	**DEFERRED ASSETS (NET)**	4,419	1	6,506	1
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	351,748	100	347,251	
21	**CURRENT LIABILITIES**	283,124	80	268,084	77
22	SUPPLIERS	30,374	9	22,850	7
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	883	0	5,168	1
26	OTHER CURRENT LIABILITIES	251,867	72	240,066	69
27	**LONG-TERM LIABILITIES**	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	68,624	20	64,308	19
32	**OTHER LIABILITIES**	0	0	14,859	4
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	371,899	100	376,422	
34	**MINORITY INTEREST**	553		754	
35	**MAJORITY INTEREST**	371,346	100	375,668	100
36	**CONTRIBUTED CAPITAL**	553,887	149	553,887	147
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	538,199	145	538,199	143
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	(182,541)	(49)	(178,219)	(47)
42	RETAINED EARNINGS AND CAPITAL RESERVE	341,875	92	342,102	91
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(526,986)	(142)	(530,813)	(141)
45	NET INCOME FOR THE YEAR	2,570	1	10,492	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2002**

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**114,808**	**100**	**105,430**	**100**
46	CASH	7,857	7	5,393	5
47	SHORT-TERM	106,951	93	100,037	95
18	**DEFERRED ASSETS (NET)**	**4,419**	**100**	**6,506**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	4,419	100	6,506	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**283,124**	**100**	**268,084**	**100**
52	FOREING CURRENCY	49,085	17	21,338	8
53	MEXICAN PESOS LIABILITIES	234,039	83	246,746	92
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**251,867**	**100**	**240,066**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	165,075	66	194,929	81
58	OTHER CURRENT LIABILITIES WITHOUT COST	86,792	34	45,137	19
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY	0	0	0	0
60	MEXICAN PESOS	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**68,624**	**100**	**64,308**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	68,624	100	64,308	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**14,859**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	14,859	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(526,986)**	**100**	**(530,813)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(526,986)	(100)	(530,813)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER 2 YEAR 2002

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	164,570	167,104
73	PENSIONS FUND AND SENIORITY	70,201	63,870
74	EXECUTIVES (*)	21	21
75	EMPLOYERS (*)	307	358
76	WORKERS (*)	906	903
77	CIRCULATION SHARES	32,415,713	32,415,713
78	REPURCHASED SHARES	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 2 YEAR: 2002
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**372,538**	**100**	**365,032**	**100**
2	COST OF SALES	325,974	88	307,805	84
3	**GROSS INCOME**	**46,564**	**12**	**57,227**	**16**
4	OPERATING COSTS	28,424	8	29,548	8
5	**OPERATING INCOME**	**18,140**	**5**	**27,679**	**8**
6	TOTAL FINANCING COSTS	7,807	2	7,843	2
7	**INCOME AFTER FINANCING COST**	**10,333**	**3**	**19,836**	**5**
8	OTHER FINANCIAL OPERATIONS	(580)	0	(2,032)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**10,913**	**3**	**21,868**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	8,343	2	11,376	3
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**2,570**	**1**	**10,492**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**2,570**	**1**	**10,492**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**2,570**	**1**	**10,492**	**3**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**2,570**	**1**	**10,492**	**3**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**2,570**	**1**	**10,492**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE **IEM** QUARTER: 2 **2002**
IEM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**372,538**	**100**	**365,032**	**100**
21	DOMESTIC	355,893	96	329,087	90
22	FOREIGN	16,645	4	35,945	10
23	TRANSLATED INTO DOLLARS	1,763	0	3,603	1
6	**TOTAL FINANCING COST**	**7,807**	**100**	**7,843**	**100**
24	INTEREST PAID	7,559	97	12,716	162
25	EXCHANGE LOSSES	11,407	146	9,598	122
26	INTEREST EARNED	3,976	51	7,623	97
27	EXCHANGE PROFITS	7,727	99	8,057	103
28	GAIN DUE TO MONETARY	544	7	1,209	15
8	**OTHER FINANCIAL OPERATIONS**	**(580)**	**100**	**(2,032)**	**100**
29	OTHER NET EXPENSES (INCOME)	(580)	(100)	(2,032)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**8,343**	**100**	**11,376**	**100**
32	INCOME TAX	1,816	22	10,539	93
33	DEFERED INCOME TAX	4,978	60	(1,232)	(11)
34	WORKERS' PROFIT SHARING	15	0	2,435	21
35	DEFERED WORKERS' PROFIT SHARING	1,534	18	(366)	(3)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	384,877	382,694
37	NET INCOME OF THE YEAR	(24,643)	28,605
38	NET SALES (**)	650,334	991,636
39	OPERATION INCOME (**)	9,337	136,256
40	NET INCOME OF MAYORITY INTEREST(**)	(1,247)	51,285
41	NET CONSOLIDATED INCOME	(1,247)	51,591

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**2,570**	**10,492**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	9,822	10,608
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**12,392**	**21,100**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	5,003	11,965
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**17,395**	**33,065**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**0**	**0**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(8,017)**	**(20,320)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	9,378	12,745
11	CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF PERIOD	105,430	92,685
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	114,808	105,430

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 2002

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**9,822**	**10,608**
13	DEPRECIATION AND AMORTIZATION FOR THE	9,822	10,608
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**5,003**	**11,965**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	54,790	16,909
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(59,981)	35,245
20	+ (-) DECREASE (INCREASE) IN OTHER RECEIVABLE	2,063	(5,389)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	7,524	(21,643)
22	+ (-) INCREASE (DECREASE) IN OTHER	607	(13,157)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(8,017)**	**(20,320)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENT OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(15,206)	(4,387)
36	(-) INCREASE IN CONSTRUCTIONS IN	7,189	(15,933)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM | QUARTER: 2 | 2002
IEM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.69	%	2.87	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(0.34)	%	13.65	
3	NET INCOME TO TOTAL ASSETS (**)	(0.17)	%	7.13	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(21.17)	%	(11.52)	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.90	times	1.37	times
7	NET SALES TO FIXED ASSETS (**)	2.40	times	3.52	
8	INVENTORIES ROTATION (**)	3.17	times	6.36	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	60	days	84	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0.00	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	48.61	%	47.98	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.95	times	0.92	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	13.95	%	6.14	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	2.40	times	2.18	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.85	times	2.86	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.58	times	1.62	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.93	times	1.16	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.27	times	1.25	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.55	%	39.33	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	3.33	%	5.78	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.34	%	3.28	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.30	times	2.60	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	189.67	%	21.59	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (0.04)		$ 1.51	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 1.51	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 11.46		$ 11.59	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.01	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING	29,499,908	99.61	29,385	183,767
TOTAL INVESTMENT IN SUBSIDIARIES				29,385	183,767
OTHER PERMANENT INVESTMENTS					0
TOTAL					183,767

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIIEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,928	234	2,694	273,741	247,762	28,673
MACHINERY	84,010	40,694	43,315	274,299	216,512	101,102
TRANSPORT EQUIPMENT	4,772	1,668	3,104	2,992	2,823	3,273
OFFICE EQUIPMENT	569	289	281	2,900	1,863	1,318
COMPUTER EQUIPMENT	16,922	9,631	7,291	5,230	3,531	8,990
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**109,201**	**52,516**	**56,685**	**559,162**	**472,491**	**143,356**
NOT DEPRECIATION ASSETS						
GROUNDS	468	0	468	86,770	0	87,238
CONSTRUCTIONS IN PROCESS	40,940	0	40,940	0	0	40,940
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**41,408**	**0**	**41,408**	**86,770**	**0**	**128,178**
TOTAL	**150,609**	**52,516**	**98,093**	**645,932**	**472,491**	**271,534**

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS			19,308	0	0	10,261	0	0	0	0	0	805	0	0	0	0
TOTAL SUPPLIERS			19,308	0	0	10,261	0	0	0	0	0	805	0	0	0	0
VARIOS			213,848	0	0	28,735	0	0	0	0	0	9,284	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			213,848	0	0	28,735	0	0	0	0	0	9,284	0	0	0	0
			233,156	0	0	38,996	0	0	0	0	0	10,089	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2002**

IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	1,763	16,493	0	0	16,493
OTHER	0	0	0	0	0
TOTAL	**1,763**	**16,493**			**16,493**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	6,360	60,039	1,288	12,129	72,168
INVESTMENTS	563	5,421	0	0	5,421
OTHER	87	818	0	0	818
TOTAL	**7,010**	**66,278**	**1,288**	**12,129**	**78,407**
NET BALANCE	**(5,247)**	**(49,785)**	**(1,288)**	**(12,129)**	**(61,914)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**1,254**	**12,484**	0	0	**12,484**
LIABILITIES POSITION	**2,918**	**29,063**	**81**	**805**	**29,868**
SHORT TERM LIABILITIES POSITION	2,918	29,063	81	805	29,868
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(1,664)**	**(16,579)**	**(81)**	**(805)**	**(17,384)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**IEM**
IEM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	238,949	220,510	18,439	0.92	(170)
FEBRUARY	248,536	221,320	27,216	0.06	17
MARCH	245,236	232,192	13,044	0.51	(67)
APRIL	298,149	267,229	30,920	0.55	(170)
MAY	264,749	248,621	16,128	0.20	(32)
JUNE	293,121	262,148	30,973	0.38	(118)
ACTUALIZATION:	0	0	0	0.00	(4)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(544)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **IEM** QUARTER: **2** YEAR: **2002**
IEM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING,TRANSFORMERS, MOTORS AND ELECTRICAL PROTECTION EQUIPMENT	100	50

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COPPER	NAL CONDUC ELECTRIC				5.73
STEEL	SERVILAMINAS SUMMIT				11.91
OILS	ACEITES PROD. Y SERV				0.66
FOUNDRY	FUNDIDO METALES INDL				1.21
ISULATIONS	EHV WEIDMAN				3.05
OTHERS	VARIOS				10.69
		ACERO ELEC Y COMP	CONDUMEX INC	NO	23.30

NOTES

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ELECTRIC PRODUCTS	117	313,916 0 0	245 0 0	355,893	30.83	IEM	CFE,CLYF TELMEX,NACEL SELMEC,SIEMENS
TOTAL		313,916		355,893			

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO		0 0 0	2 0 0	16,645	USA	IEM	GENERAL ELECTRIC ROSEN, MARATHON NEMSCO,ROGERS
TOTAL				16,645			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 219,418

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 225,188

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 159,643

Number of Shares Outstanding at the Date of the NFEAR: (Units) 32,415,713

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF JUNIO OF 2002 163,842

Number of shares Outstanding at the Date of the NFEAR (Units) 32,415,713

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			5,000,000	27,415,713	16,532,014	15,883,699	2,500	13,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
32,415,713
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 2 YEAR: 2002

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ARMANDO RIMOLDI RENTERIA
DIRECTOR GENERAL

C.P. FERNANDO RAFAEL AGUADO GUTIERREZ
CONTRALOR GENERAL

TLALNEPANTLA, MEX, AT JULY 19 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: 19/**07/2002** 11:32

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	
WEB SITE:	

AUTOMATIC: X

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**raguado@condumex.com.mx**

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340** COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**diropese@condumex.com.mx**

MSM POSITION:	GENERAL DIRECTOR
POSITION:	CHAIRMAN OF THE BOARD
NAME:	MR. ARMANDO RIMOLDI RENTERÍA
ADDRESS:	**VÍA GUSTAVO BAZ No 340** COLONIA BARRIENTOS
ZIP CODE:	54010 TLALNEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 00 25
E-MAIL:	**diropese@condumex.com.mx**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: 19/**07/2002** 11:32

MSM POSITION: **PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **COMPTROLLER GENERAL**
NAME: **MR.** FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION**
POSITION: **IEM ACCOUNTANT**
NAME: MRS. ALEJANDRA ROQUE VAZQUEZ CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL

MSM POSITION: **HEAD OF THE LEGAL DEPARTMENT**
POSITION: **LEGAL GENERAL MANAGER**
NAME: MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 53 28 58 91
E-MAIL: **jrnevarez@condumex.com.mx**

MSM POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
POSITION: **SECRETARY OF THE BOARD OF DIRECTORS**
NAME: MR. ALEJANDRO ARCHUNDIA BECERRA
ADDRESS: MIGUEL DE CERVANTES SAAVEDRA Nº 255
COLONIA AMPLIACIÓN GRANADA
ZIP CODE: 11520
MÉXICO, D.F.
TELEPHONE: 52 50 50 77
FAX: 52 55 16 86
E-MAIL: aarchunida@**condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD INFORMATION VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** DATE: **19/07/2002** 11:32

TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

MSM POSITION: **CLEARED TO FORWARD RELEVANT EVENTS VIA EMISNET**
POSITION: **COMPTROLLER GENERAL**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ. CPA
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA: BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 00 25
E-MAIL: **raguado@condumex.com.mx**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK EXCHANGE)
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM** QUARTER: 2 YEAR: **2002**

IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)

(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED

Final Print

SALES FOR 2001 WERE 626.8 MILLION PESOS, AS OF DECEMBER 2001, MEANING A REAL TERM DECREASE OF 46.8%, AGAINST THE PREVIOUS YEAR. SAID DECREASE WAS MAINLY EVIDENT IN THE TRANSFORMERS PRODUCTION LINE DUE TO AN INCREASING OPENING OF THE ELECTRIC SECTOR IN PURCHASING ABROAD, WHICH MAKES IT MORE DIFFICULT AND COMPLICATED GETTING ORDERS, AS WELL AS THE DELAY IN THE BIDS FOR "COMISION FEDERAL DE ELECTRICIDAD" AND "COMPAÑÍA DE LUZ Y FUERZA DEL CENTRO".

FORTUNATELY, VERY IMPORTANT ORDERS WERE OBTAINED IN THE SECOND HALF OF THE YEAR FOR TRANSFORMERS FOR SEVERAL "PIDIREGAS", HENCE SUBSTANTIALLY INCREASING NEXT YEAR'S INVOICING.

THE YEAR'S OPERATING PROFIT WAS 18.4 MILLION PESOS, AS OF DECEMBER 2001, AND MEANT 2.9% OF SALES. IN THE YEAR 2000, IN PESOS OF DECEMBER 2001, THE AMOUNT WAS 216.8 MILLION AND MEANT 18.4% OF SALES. 2001 SAW A 91.5% DECREASE IN REAL TERMS, MAINLY DUE TO A DECREASE IN THE SALES VOLUME AND ALSO A DECREASE IN PRICING, CAUSED BY THE VERY STRONG FOREIGN COMPETITION.

THE FINANCING INTEGRAL COST WAS 11.9 MILLION PESOS IN PESOS OF DECEMBER 2001, WHICH, COMPARED WITH 35.9 MILLION PESOS OF THE PREVIOUS YEAR IN PESOS OF 2001, MEAN A 66.9% DECREASE IN REAL TERMS, MAINLY CAUSED BY THE REDUCTION IN INTEREST RATES AND THE REVALUTION OF THE MEXICAN PESO, AGAINST THE U$ DOLLAR, DURING THE YEAR.

THE COMPANY ACKNOWLEDGED THE DEFERRED INCOME TAX, REGARDING FIXED ASSETS, CONSIDERING THAT THE PERCENTAGES TO BE APPLIED IN THE ESTIMATED YEARS WILL BE DEDUCTIBLE AND/OR CUMULATIVE IN COMPLIANCE WITH THE MODIFICATION SET IN THE INCOME TAX LAW, WHERE IT IS STATED THAT FOR 2002, THE GENERAL RATE WILL CONTINUE BEING 35% AND WILL BE GRADUALLY REDUCED IN 1% A YEAR UNTIL 32% FOR THE YEAR 2005.

THE YEAR'S NET PROFIT WAS 6.5 MILLION PESOS, 92.2% LESS THAN IN THE PREVIOUS YEAR.

NO OTHER VALUES HAVE BEEN REGISTERED IN THE "RNVI"; THE JUDICIAL AND FINANCIAL INFORMATION HAS BEEN TIMELY SUBMITTED, IN COMPLIANCE WITH THE LAW.

THERE HAVE BEEN NO CHANGES, NOR MODIFICATIONS IN ANY OF THE VALUES REGISTERED IN THE "RNVI".

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**
Final Print

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE ENCLOSED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN COMPLIANCE WITH THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO ("PCGA"). SAID PCGA REQUIRE THE FINANCIAL STATEMENTS TO BE EXPRESSED IN CONSTANT MEXICAN PESOS ON THE LATEST DATE SUBMITTED IN THE FINANICAL STATEMENTS.

A. CASH AND CASH EQUIVALENT – THE COMPANY CONSIDERS AS CASH EQUIVALENT, ALL POSSIBLE INVESTMENTS WITH A LESS THAN THREE MONTHS MATURITY TERM. FROM THE DATE OF THE CORRESPONDING CLOSING OF SAME AND ARE EXPRESSED AT COST PRICE PLUS EARNED INTERESTS.

B. INVENTORIES – INVENTORIES ARE APPRAISED AT REPLACEMENT COST OR MARKET COST, WHICH EVER IS LOWER. SALES COST IS ADJUSTED ACCORDING TO RESTATED VALUE OF INVENTORIES, ACCORDING TO THE DATES OF SALES.

C. ESTATES, MACHINERY AND EQUIPMENT – ALL DOMESTIC ESTATES, MACHINERY AND EQUIPMENT ARE EXPRESSED AT RESTATED VALUE, DETERMINED ACCORDING TO THE APPLICATION TO ITS DECEMBER 1996 REPLACEMENT NET VALUE, DETERMINED BY INDEPENDENT EXPERTS, OR AT PURCHASING COST FROM FACTORS DERIVED FROM THE "INPC". ALL FOREIGN MACHINERY AND EQUIPMENT ARE APPRAISED BY MEANS OF THE SPECIFIC INDEXATION METHOD, USING THE COUNTRY OF ORIGIN'S INFLATION RATE FOR EVERY EQUIPMENT, AS WELL AS THE CURRENT EXCHANGE RATE AT BUSINESS YEAR-END.

WHATEVER THE CASE MAY BE. DEPRECIATION IS CALCULATED BY MEANS OF THE STRAIGHT LINE METHOD BASED ON USEFUL LIFE SPANS, CONSIDERING A PERCENTAGE OF DISCARDED VALUE.

D. STOCKHOLDERS INVESTMENTS – THE COMPONENTS OF THE STOCKHOLDERS INVETSMENT IS RESTATED BY MEANS OF FACTORS DERIVED FROM THE "INPC".

E. MONETARY STANDING INCOME – IT REPRESENTS THE PROFIT OR LOSS DUE TO INFLATION OVER THE MONETARY ASSETS AND LIABILITIES AND ARE INCLUDED IN THE COMPLETE FINANCIAL COST.

F. TRANSACTIONS IN FOREIGN CURRENCY – TRANSACTIONS IN FOREIGN CURRENCY ARE LOGGED ACCORDING TO THE APPLICABLE EXCHANGE RATES ON THE DATE OF THEIR REALIZATION.
THE FOREIGN CURRENCY MONETARY ASSETS AND LIABILITIES BALANCES ARE EXPRESSED IN NATIONAL CURRENCY AT THE APPLICABLE EXCHANGE RATES IN FORCE ON THE DATE OF THE BALANCE SHEET.
THE DIFFERENCES CAUSED BY FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE REALIZATION DATES OF THE TRANSACTIONS AND THEIR SETTLE OR APPRAISAL UPON THE CLOSING OF THE BUSINESS YEAR ARE CHARGED TO THE FINANCING TOTAL COST.

G. LABOR OBLIGATIONS – BOTH THE NON-SYNDICATED PERSONNEL'S SENIORITY BONUSES AND THE RETIREMENT AND DEATH OR DISABILITY COSTS ARE HONORED DURING THE YEARS OF SERVICE OF THE PERSONNEL, ACCORDING TO ACTUARIAL CALCULATIONS.

ALL PAYMENTS BASED ON SENIORITY WORKERS MAY BE ENTITLED TO, IN CASE OF SEPARATION OR DEATH, ARE TRANSFERRED TO THE BUSINESS YEAR INCOME WHEN THEY ARE PAID.

H. DEFERRED TAXES – AS OF 1 JANUARY 2000, THE COMPANY ADOPTED THE SET IN THE NEW D-4 BULLETIN "ACCOUNTING TREATMENT ON INCOME, ASSETS, AND WORKERS PROFIT SHARING TAXES" ISSUED BY THE MEXICAN PUBLIC ACCOUNTANTS INSTITUTE ("IMCP"), AS A RESULT OF THE ABOVEMENTIONED, THE COMPANY CHANGED FROM THE PARTIAL PASSIVE METHOD TO THE WHOLE ASSETS AND PASSIVE ONE, WHICH DETERMINES THE DEFERRED INCOME TAX, BY APPLYING THE CORRESPONDING INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN THE ACCOUNTING FISCAL OF ASSETS AND LIABILITIES, ON THE DATE OF THE FINANCIAL STATEMENTS.

I. WHOLE EARNINGS – AS OF 31 JANUARY 2001, THE B-4 BULLETIN "WHOLE EARNINGS" WAS IN FORCE, REQUIRING THAT THE DIFFERENT CONCEPT OF THE EARNED CAPITAL (LOST) DURING THE BUSINESS YEAR, BE SHOWN IN THE STOCKHOLDERS INVESTMENT STATEMENT OF CHANGES, AS WHOLE EARNINGS, HENCE RESTRUCTURING SAME FOR THE PURPOSE OF COMPARING THE DIFFERENT ITEMS.

J. ACKNOWLEDGEMENT OF INCOME – INCOME IS ACKNOWLEDGED WHEN THE PRODUCT IS SHIPPED TO THE DIFFERENT DISTRIBUTORS AND/OR CUSTOMERS.

K. LONG TERM AND INTANGIBLE ASSETS – THE COMPANY PERIODICALLY APPRAISES THE LOSS CAUSED BY A DECREASE IN THE LONG TERM VALUE OF ASSETS. LONG TERM ASSETS ARE REVIEWED DUE TO A LOSS OF VALUE WHEN EITHER EVENTS OR CHANGES OF CIRCUMSTANCES SHOW THAT THE VALUE SHALL NOT BE RECOVERED.

BUSINESS CONCENTRATION – AN IMPORTANT PART OF THE COMPANY'S INCOME ARE GENERATED BY THE ELECTRIC POWER INDUSTRY.

PROPERTIES, PLANT AND EQUIPMENT. SEE ANNEX 4.

3.- STOCK EXCHANGE CREDITS.
THERE ARE NO STOCK EXCHANGE CREDITS AS OF 31 MARCH, 2002.

4.- CONTINGENT LIABILITY.
THE SUBSIDAIRY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL, IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF 31 DECEMBER, 2001, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(72,557)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(5,459)
LIABILITIES FOR BENEFITS FORECASTED	(78,016)
MINUS	
ASSETS OF THE PLAN	70,201
TRANSITION LIABILITIES	226
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	11,261
NET FORECASTED ASSETS	3,672

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 70,201, AS OF 31 DECEMBER, 2001.

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2 **CONSOLIDATED**
Final Print

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2002		2001	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	538,199	553,887	538,199	553,887
	------------		------------	
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	26,214	29,352	26,214	29,352
	------------		------------	
PROFIT IN PREVIOUS YEARS	236,793		236,793	
RESTATEMENT	75,730	312,523	75,957	312,750
	------------		------------	
PROFIT OF THE YEAR	2,570		10,009	
RESTATEMENT	0	2,750	483	10,492
	------------		------------	
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(526,986)		(530,813)
		--------------		--------------
		371,346		375,668

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 30 JUNE, 2002.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8.- DEFERRED TAXES.

AS OF 1 JANUARY, 2000, WHEN THE TERM OF CONTRACT BECAME EFFECTIVE, THE COMPANIES COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKERS PROFIT SHARING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

AS A RESULT OF THE ABOVEMENTIONED, FOR THE ACKNOWLEDGEMENT OF THE DEFERRED INCOME TAX, THE COMPANY CHANGED FROM THE PARTIAL PAYABLE METHOD TO THE INTEGRAL RECEIVABLE AND PAYABLE ONE THAT CONSISTS IN DETERMINING THE DEFERRED INCOME TAX, BY MEANS OF THE APPLICATION OF THE CORRESPONDING INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE ACCOUNTING AND FISCAL VALUE OF THE ACCOUNTS RECEIVABLE AND PAYABLE – TEMPORARY DIFFERENCES – ON THE DATE OF THE FINANCIAL STATEMENTS. IN COMPLIANCE WITH THE BULLETIN, THE ACCUMULATED EFFECT AS OF 1 JANUARY, 2000, WAS DIRECTLY APPLIED TO THE STOCKHOLDERS' EQUITY.

AS OF 30 JUNE, 2002, THE MAIN TEMPORARY DIFFERENCES WHERE THE DEFERRED INCOME TAX IS ACKNOWLEDGED, ARE ANALYZED AS FOLLOWS(IN THOUSANDS OF PESOS):

INVENTORIES	$ 102,611
REAL ESTATE, PLANT AND EQUIPMENT – NET	135,187
ADVANCES TO CUSTOMERS	(61,128)
RESERVES AND OTHERS	19,843
FISCAL LOSS FROM PERIOD	(29,645)
	166,868
INCOME TAX RATE	35%
DEFERRED INCOME TAX PAYABLE	58,404
DEFERRED PROFIT SHARING PAYABLE	3,734
RATE DIFFERENCE EFFECT	(4,230)
TOTAL DEFERRED TAXES PAYABLE	$ 57,908

9.- EXTRAORDINARY ENTRIES.

THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 30 JUNE, 2002.

10.- DISCONTINUED OPERATIONS

AS OF 30 JUNE, 2002, NO SEGMENT OF THE BUSINESS, NEITHER GEOGRAPHIC NOR DUE TO ACTIVITIES HAS BEEN SOLD OR ABANDONED.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.

THERE HAS BEEN NONE, AS OF 30 JUNE, 2002.

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTH		NAI	NMI	INDEX	INDEX	NMIC
JANUARY	02	(910)	(910)	360.283	354.662	(923)
FEBRUARY		(3,902)	(2,992)	360.283	354.434	(3,041)
MARCH		525	4,427	360.283	356.247	4,477
APRIL		8,449	546	360.283	358.193	(3,891)
MAY		8,045	(405)	360.283	358.919	4,531
JUNE		9,905	1,860	360.283	360.283	1,417
JULY	01	11,677	1,772	360.283	342.801	1,862
AUGUST		11,159	(518)	360.283	344.832	(541)
SEPTEMBER		9,957	(1,457)	360.283	348.042	(1,508)
OCTOBER		6,892	(2,810)	360.283	349.615	(2,896)
NOVEMBER		4,992	(1,899)	360.283	350.932	(1,950)
DECEMBER		6,182	1,190	360.283	351.418	1,220

13.- FINANCIAL POSITION STATUS, WITHOUT CONSOLIDATING OTHER CONCEPTS.
SINCE THE COMPANY HOLDS STSOCK, IT LACKS A FUND CAPTION FOR PENSIONS OR SENIORITY PREMIUM.

14.- INTERESTS PAID IN CONSOLIDATED INCOME STATEMENTS.
ALL INTERESTS PAID CORRESPOND TO LOANS WITH GRUPO CONDUMEX, AND HENCE ARE NOT BANKING CREDITS NOR STOCK EXCHANGE TRANSACTIONS.